UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Nov 2024

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q24

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2024.

●	Net income attributable to shareholders of the parent company in the third quarter of 2024 was COP 1.5 trillion. This result represents an increase of 4.3% compared to the previous quarter. Annualized return on equity ("ROE") for Grupo Bancolombia was 15.0% for the quarter and 15.7% for the last 12 months.

●	Gross loans amounted to COP 270 trillion, a 0.5% growth compared to the previous quarter. The mortgage loan portfolio in Colombia primarily explains the growth in 3Q24.

●	30-day past-due loan ratio was 5.06% and the 90-day past-due loan ratio was 3.44%. Total provision charges, net in 3Q24 decreased by 1.8% compared to 2Q24, totaling COP 1,589 billion, representing a quarterly annualized cost of risk of 2.37%. Lower expenses from retail and SME clients largely explain the quarterly decrease in provisions.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 40.9 trillion as of September 30, 2024, reflecting a 4.3% increase compared to the previous quarter. This growth is attributed to retained earnings. Basic solvency ratio was 11.58% and Grupo Bancolombia’ s total solvency ratio was 14.35% for 3Q24, adequately complying with the minimum regulatory requirements.

●	In reference to its digital strategy, Grupo Bancolombia maintained a positive trend in line with results during the last year. As of September 2024, Bancolombia has 8.8 million active digital customers on the APP Personas (active over a period of three months), as well as 26.9 million accounts on its financial inclusion platforms (6.4 million users on Bancolombia a la Mano and 20.5 million on NEQUI).

November 7, 2024. Medellin, Colombia – Today, GRUPO BANCOLOMBIA announced its earnings results for the third quarter of 20241.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2024, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA or “The Bank” means Bancolombia S.A: together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2024, $4,178.30= US$ 1

3Q24

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
ASSETS
Net Loans	241,482,513	251,427,847	253,050,237	0.65%	4.79%
Investments	27,072,706	30,573,634	35,837,645	17.22%	32.38%
Other assets	69,628,696	70,197,591	64,545,415	(8.05)%	(7.30)%
Total assets	338,183,915	352,199,072	353,433,297	0.35%	4.51%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	244,192,701	257,869,276	259,758,641	0.73%	6.37%
Other liabilities	55,496,544	54,124,846	51,760,150	(4.37)%	(6.73)%
Total liabilities	299,689,245	311,994,122	311,518,791	(0.15)%	3.95%
Non-controlling interest	961,252	985,035	1,015,070	3.05%	5.60%
Shareholders' equity	37,533,418	39,219,915	40,899,436	4.28%	8.97%
Total liabilities and shareholders' equity	338,183,915	352,199,072	353,433,297	0.35%	4.51%

Interest income	9,103,642	8,943,475	8,855,118	(0.99)%	(2.73)%
Interest expense	(4,252,422)	(3,756,886)	(3,702,518)	(1.45)%	(12.93)%
Net interest income	4,851,220	5,186,589	5,152,600	(0.66)%	6.21%
Net provisions	(1,609,503)	(1,618,783)	(1,588,836)	(1.85)%	(1.28)%
Fees and income from service, net	957,932	1,041,798	1,038,344	(0.33)%	8.39%
Other operating income	932,566	741,084	762,313	2.86%	(18.26)%
Total Dividends received and equity method	72,292	(225,575)	92,001	(140.79)%	27.26%
Total operating expense	(3,242,490)	(3,300,036)	(3,346,745)	1.42%	3.22%
Profit before tax	1,962,017	1,825,077	2,109,677	15.59%	7.53%
Income tax	(445,442)	(363,323)	(590,192)	62.44%	32.50%
Net income before non-controlling interest	1,516,575	1,461,754	1,519,485	3.95%	0.19%
Non-controlling interest	(24,816)	(21,980)	(18,291)	(16.78)%	(26.29)%
Net income	1,491,759	1,439,774	1,501,194	4.27%	0.63%

3Q24

	Quarter			As of
PRINCIPAL RATIOS	3Q23	2Q24	3Q24	3Q23	3Q24
PROFITABILITY
Net interest margin (1) from continuing operations	6.81%	7.05%	6.83%	6.90%	7.01%
Return on average total assets (2) from continuing operations	1.77%	1.69%	1.71%	1.81%	1.79%
Return on average shareholders´ equity (3)	16.15%	15.32%	15.01%	16.46%	15.83%
EFFICIENCY					—
Operating expenses to net operating income	47.59%	48.84%	47.68%	44.23%	47.58%
Operating expenses to average total assets	3.85%	3.85%	3.85%	3.68%	3.82%
Operating expenses to productive assets	4.55%	4.47%	4.47%	4.32%	4.45%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.10%	11.14%	11.57%	11.10%	11.57%
Technical capital to risk weighted assets	12.83%	12.60%	14.35%	12.83%	14.35%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.53	1.44	1.49	4.79	4.58
Net income per share $COP from continuing operations	1,550.96	1,496.92	1,560.77	4,854.33	4,787.18
P/BV ADS (4)	0.69	0.87	0.77	0.69	0.77
P/BV Local (5) (6)	0.79	0.84	0.85	0.79	0.85
P/E (7) from continuing operations	4.68	5.82	5.53	4.49	5.41
ADR price	26.68	34.22	31.21	26.68	31.21
Common share price (8)	30,810	34,280	36,200	30,810	36,200
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,053.76	4,148.04	4,178.30	4,053.76	4,178.30

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3Q24

1.BALANCE SHEET

1.1.Assets

As of June 30, 2024, Grupo Bancolombia's assets amounted to COP 353,433 billion, increasing by 0.4% compared to 2Q24. This growth was primarily driven by an expansion in the loan portfolio, particularly in the mortgage segment, as well as by an increase in investments in financial assets and cash resulting from excess liquidity, continuing the trend observed in the previous quarter.

The Colombian peso depreciated by 0.7% against the US dollar during the third quarter of 2024 and 3.1% over the last 12 months. The average exchange rate was 1.5% higher in 3Q24 compared to 2Q24, and 9.8% lower over the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4178.3 COP)	3Q24	3Q24 / 2Q24	3Q24	3Q24 / 2Q24	3Q24	3Q24 / 2Q24	3Q24	3Q24 / 2Q24
Commercial loans	118,642,037	(0.68)%	55,419,978	2.97%	13,263,762	2.23%	174,062,016	0.46%
Consumer loans	36,525,493	(1.53)%	18,291,305	1.86%	4,377,691	1.12%	54,816,798	(0.42)%
Mortgage loans	23,542,445	3.43%	15,997,085	0.28%	3,828,611	(0.44)%	39,539,529	2.13%
Small business loans	543,044	10.98%	630,843	3.82%	150,981	3.07%	1,173,887	7.01%
Interests paid in advance	(22,874)	12.89%	(851)	(14.48)%	(204)	(15.10)%	(23,726)	11.61%
Gross loans	179,230,144	(0.30)%	90,338,360	2.27%	21,620,841	1.53%	269,568,504	0.54%

In 3Q24, the gross loan portfolio grew 0.5% compared to 2Q24 (0.3% growth excluding the exchange rate effect) and 4.6% compared to 3Q23. Over the past 12 months, the portfolio in Colombian pesos grew 2.7%, while the portfolio in U.S. dollars (expressed in USD) grew 8.4%.

Banco Agricola in El Salvador, Banistmo in Panama, and BAM in Guatemala represented 26.5% of the total gross loan portfolio balance for 3Q24. Meanwhile, the portfolio denominated in currencies other than the Colombian peso, generated by operations in Central America, offshore Bancolombia Panama, Puerto Rico, and the dollar-denominated portfolio in Colombia, accounted for 33.5% of the total portfolio and grew 2.3% (expressed in USD) during the quarter.

Allowances for loan losses decreased by 1.0% during the quarter, totaling COP 16,518 billion, equivalent to 6.1% of the gross loan portfolio at the end of the quarter.

Quarterly, Bancolombia S.A. grew its gross loan portfolio by 0.1%, while Banco Agromercantil grew by 3.6% (measured in USD). On the other hand, Banistmo decreased by 1.2% (measured in USD), and Banco Agricola decreased by 1.0% (measured in USD). The mortgage portfolio was the main driver of total portfolio growth, driven by the implementation of a rate reduction program for mortgage loans in Colombia. The commercial loan portfolio grew 0.5% in the quarter due to growth in BAM, offsetting the decline in other geographies.

In the consumer loan portfolio, operations in Colombia and Banistmo continue to experience a contraction trend, while Banco Agricola maintains growth driven by targeted origination strategies on retail clients, which have yielded adequate risk-adjusted returns. Additionally, BAM, which had been experiencing portfolio declines throughout the year, grew by 4.7% in 3Q24, mainly due to growth in credit cards.

For a more detailed explanation regarding loan portfolio coverage and quality, see Section 2.4: Asset Quality, Provision Charges, and Balance Sheet Strength.

The following table summarizes Grupo Bancolombia's total loan portfolio:

3Q24

LOAN PORTFOLIO						% of total
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23	loans
Commercial	164,387,660	173,269,881	174,062,016	0.46%	5.89%	64.57%
Consumer	56,085,733	55,049,622	54,816,798	(0.42)%	(2.26)%	20.34%
Mortgage	36,176,580	38,713,478	39,539,529	2.13%	9.30%	14.67%
Microcredit	1,205,344	1,096,958	1,173,887	7.01%	(2.61)%	0.44%
Interests received in advance	(20,051)	(21,257)	(23,726)	11.61%	18.33%	(0.01)%
Total loan portfolio	257,835,266	268,108,682	269,568,504	0.54%	4.55%	100.00%
Allowance for loan losses	(16,352,753)	(16,680,835)	(16,518,267)	(0.97)%	1.01%	0.00
Total loans, net	241,482,513	251,427,847	253,050,237	0.65%	4.79%	0.00

1.3.Investment Portfolio

As of September 30, 2024, Grupo Bancolombia's investment portfolio totaled COP 35,838 billion, reflecting a 17.2% increase compared to 2Q24 and a 32.4% increase compared to 3Q23. Active positions in liquidity operations rose due to higher liquid asset surpluses compared to the previous quarter. At the end of 3Q24, the debt securities investment portfolio had a duration of 16.5 months and a yield to maturity of 8.9%.

1.4.Goodwill and intangibles

As of September 30, 3Q24, Grupo Bancolombia's intangibles and goodwill totaled COP 9,271 billion, increasing by 0.9% compared to 2Q24. This quarterly variation is mainly explained by the depreciation of the peso against the US dollar and the restatement of foreign subsidiaries balances.

1.5.Funding

As of September 30, 2024, Grupo Bancolombia liabilities totaled COP 311,519 billion, decreasing by 0.2% compared to 2Q24 and increasing by 3.9% compared to 3Q23.

Customer deposits totaled COP 259,759 billion (83.4% of liabilities) at the end of 3Q24, reflecting a 0.7% increase from 2Q24, mainly due to time deposit inflows, particularly online time deposits from retail customers. The net loan-to-deposit ratio was 97.4% at the end of 3Q24, with minimal variation from the 97.5% registered in 2Q24.

The deposit mix shows a quarterly increase in time deposits, with notable growth in those maturing between 0 and 180 days. Sight deposits remain the primary funding source. Savings accounts grew over the quarter mainly on institutional clients, and account for 38% of total funding. Meanwhile, checking accounts decreased during the quarter and represent 12% of funding, while debt securities in issue declined due to maturities in local currency.

Funding mix
COP Million	3Q23		2Q24		3Q24
Checking accounts	33,482,292	12%	35,245,828	12%	34,598,670	12%
Saving accounts	104,173,593	38%	111,241,322	39%	111,838,420	38%
Time deposits	101,668,222	37%	106,871,203	37%	108,606,359	37%
Other deposits (Includes Repos)	5,353,341	2%	5,105,906	2%	7,562,138	3%
Long term debt	15,790,127	6%	16,107,674	6%	14,388,708	5%
Loans with banks	16,929,710	6%	13,449,759	5%	13,660,431	5%
Total Funds	277,397,285	100%	288,021,692	100%	290,654,726	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 3Q24 was COP 40,899 billion, increasing by 4.3% compared to 2Q24 and 9.0% compared to 3Q23. This increase is due to the accumulated profits in the quarter and the restatement of foreign subsidiaries balances.

3Q24

The total solvency ratio of Grupo Bancolombia under Basel III was 14.35% in 3Q24, standing 285 basis points above the minimum level required by the Colombian regulator, while the core equity ratio (Tier 1) to risk-weighted assets was 11.58%, 308 basis points above the minimum regulatory capital level (required to meet the new capital requirements in the fourth year of Basel III implementation). The increase in solvency levels for the quarter is mainly due to the issuance of the 2034 subordinated bond in June and retained earnings during the period. The tangible equity ratio, defined as equity minus goodwill and intangible assets over tangible assets, was 8.96% at the end of 3Q24.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q23%		2Q24%		3Q24%
Basic capital (Tier I)	29,812,695	10.87%	31,221,069	10.98%	32,868,658	11.58%
Additional capital (Tier II)	5,408,719	1.97%	4,625,642	1.63%	7,896,406	2.78%
Technical capital (1)	35,209,488		35,832,886		40,751,587
Risk weighted assets including market and operational risk (2)	274,334,930		284,415,213		283,955,135
CAPITAL ADEQUACY (3)		12.83%		12.60%		14.35%

(1) Technical capital is the sum of basic and additional capital, minus deductions ($13,825 MM for 2Q24 and $13,478 MM for 3Q24).

(2) Operational risk applies to 3Q23, 2Q24 and 3Q24 after the adoption of Basel III regulation.

(3) Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company’s totaled COP 1,501 billion in 3Q24, or COP 1,560.77 per share (USD $1.49 per ADR). This income represents a 4.3% increase compared to 2Q24, highlighting lower loan provision expenses and reduced interest expenses as the main positive factors. The annualized return on equity (“ROE”) for Grupo Bancolombia was 15.0% for 3Q24 and 15.7% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 5,153 billion in 3Q24, decreasing 0.7% compared to 2Q24. This decline is primarily due to a reduction in interest income, driven by lower interest rates on new loans and variable-rate portfolios, partially offset by a decrease in interest expenses. Total interest income from debt instruments and valuation of financial instruments reached COP 764 billion, representing a 40.8% increase for the quarter. This growth is mainly attributed to the strong performance of the investment portfolio, with all products yielding positive results, particularly forwards, options, and swaps.

Net Interest Margin

The annualized net interest margin for investments in 3Q24 was 4.6%, increasing by 197 basis points compared to 2Q24 due to higher valuations of debt securities. The group’s quarterly annualized net interest margin decreased by 22 basis points, from 7.05% to 6.83%.

The quarterly annualized loan portfolio margin was 7.16%, down by 53 basis points from 2Q24 and 40 basis points from 3Q23. The lower lending yield was partially offset by a decrease in interest expense, after a mild loan growth and lower interest rates.

Annualized Interest
Margin	3Q23	2Q24	3Q24

3Q24

Loans' Interest margin	7.6%	7.7%	7.2%
Debt investments' margin	1.0%	2.6%	4.6%
Net interest margin (1)	6.8%	7.1%	6.8%

(1) Net interest margin and valuation income on financial instruments.

Savings accounts increased by 0.5% compared to 2Q24, while checking accounts decreased by 1.8% compared to the same period. The annualized weighted average cost of deposits was 4.70% in 3Q24, decreasing by 19 basis points compared to 2Q24.

During the third quarter of the year, the Colombia´s Central Bank continued to advance in its expansionary monetary policy with an additional 100 basis points of interest rate cuts during the period, which benefited the overall financing cost of Grupo Bancolombia. However, on the other hand, it negatively impacted interest income generation due to lower interest rates applied to new loan originations and the repricing of current loans tied to floating rates on portfolio.

Average weighted
funding cost	3Q23	2Q24	3Q24
Checking accounts	0.27%	0.33%	0.31%
Saving accounts	3.28%	2.71%	2.54%
Time deposits	10.16%	8.81%	8.46%
Total deposits	5.70%	4.89%	4.70%
Long term debt	8.20%	8.12%	8.32%
Loans with banks	6.15%	5.03%	4.74%
Total funding cost	5.82%	5.04%	4.85%

2.2.Fees and Income from Services

Net income from commissions and other services for 3Q24 was COP 1,038 billion, decreasing by 0.3% compared to 2Q24 and increasing by 8.4% compared to 3Q23.

In terms of the quarter, income from debit, credit cards, affiliated establishments and banking operations grew the most due to a higher volume of transactions compared to the second quarter. To a lesser extent, it's worth noting the improved performance of fiduciary activities due to higher volumes of assets under management in investment funds. On the other hand, the line that decreases the most is Bancassurance, due to the anticipation of income accrual recorded in the previous quarter, which reduces total fee income   this quarter.

Similarly, the lower fee expenses during the period are primarily attributed to an anticipated accrual of fee expenses on the previous quarter related to the banking agents.

2.3.Other Operating Income

Total other operating income was COP 762 billion in 3Q24, representing a growth of 2.9% compared to 2Q24, primarily attributed to net foreign exchange. Meanwhile, operating lease income was COP 448 billion in 3Q24, an increase of 1.4% compared to 2Q24 and a decrease of 0.6% compared to 3Q23.

2.4. Dividends received, and share of profits

The total dividends and other net income from equity investments in the third quarter of 2024 amounted to COP 92 billion. The quarterly increase is mainly attributed to a base effect related to a one-off recorded last quarter as per the recognition of impairment in associates and joint ventures due to the market valuation conducted in 2Q24.

3Q24

2.5.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,290 billion at the end of 3Q24, representing 5.1% of the total gross portfolio, whereas 90-day past-due loans totaled COP 9,023 billion, representing 3.4%. The 30-day ratio decreased across all operations, following the trend of the previous quarter, primarily due to the improved performance of the consumer portfolio in Colombia, which also positively impacted the 90-day ratio, breaking the increasing trend observed since the first quarter of 2023 and remaining stable for 3Q24.

The coverage, measured by the ratio of allowances for loan losses (principal) to PDLs (30 days overdue), was 112.13% at the end of 3Q24, increasing from 112.05% in 2Q24. The deterioration of the loan portfolio (new past due loans including charge-offs) during 3Q24 was COP 1,469 billion. The lower amount compared to 2Q24 is mainly due to the slower deterioration rate as of 30 days in the consumer portfolio in Colombia.

Provision charges (after recoveries) totaled COP 1,589 billion in 3Q24, showing a decrease of 1.8% compared to 2Q24. Overall, it is noteworthy that there was lower provision expense from retail and SME clients, along with the provisions releases due to model parameter updates.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 2.37% for 3Q24 and 2.39% for the last 12 months. Grupo Bancolombia maintains a balance supported by an adequate level of reserves for overdue loans. Allowances (for the principal) for loan losses totaled COP 14,903 billion, or 5.7% of the gross portfolio at the end of 3Q24, decreasing compared to 2Q24.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q23	2Q24	3Q24
Total 30‑day past due loans	12,215,401	13,503,420	13,290,446
Allowance for loan losses (1)	14,961,116	15,131,222	14,902,967
Past due loans to total loans	4.88%	5.17%	5.06%
Allowances to past due loans	122.48%	112.05%	112.13%
Allowance for loan losses as a percentage of total loans	5.98%	5.80%	5.68%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	3Q23	2Q24	3Q24
Commercial loans	64.6%	3.39%	3.53%	3.57%
Consumer loans	20.3%	8.19%	8.33%	7.65%
Mortgage loans	14.7%	6.23%	7.83%	7.86%
Microcredit	0.4%	11.00%	10.62%	9.58%
PDL TOTAL		4.88%	5.17%	5.06%

	% Of loan	90 days
PDL Per Category	Portfolio	3Q23	2Q24	3Q24
Commercial loans	64.6%	2.78%	2.94%	3.03%
Consumer loans	20.3%	4.51%	4.93%	4.49%
Mortgage loans*	14.7%	2.75%	3.38%	3.69%
Microcredit	0.4%	6.65%	6.81%	6.16%
PDL TOTAL		3.17%	3.43%	3.44%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

3Q24

	2Q24			3Q24			3Q24 / 2Q24
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	234,510,333	3,226,529	1.4%	234,584,472	2,495,843	1.1%	0.0%	(22.6)%
Stage 2	16,844,567	2,647,357	15.7%	17,567,474	2,870,777	16.3%	4.3%	8.4%
Stage 3	16,753,782	10,806,949	64.5%	17,416,558	11,151,647	64.0%	4.0%	3.2%
Total	268,108,682	16,680,835	6.2%	269,568,504	16,518,267	6.1%	0.5%	(1.0)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.6.Operating Expenses

During 3Q24, operating expenses totaled COP 3,347 billion, representing a growth of 1.4% compared to 2Q24 and 3.2% compared to 3Q23.

Efficiency was 47.7% in 3Q24 and 47.9% for the last 12 months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,412 billion in 3Q24, which represents an increase of 4.7% compared to 2Q24 due to the higher provision for bonuses reflecting better results so far this year, and 5.8% compared to 3Q23, which reflects the annual salary adjustment that is implemented differently across each geography.

Meanwhile, general expenses decreased by 0.8% in the quarter and increased by 1.4% compared to 3Q23. The quarterly performance is primarily explained by the lower VAT provision associated with the operational and fee expenses under-execution. On an annual basis, the increase is mainly due to business transformation and cloud migration.

As of September 30, 2024, Grupo Bancolombia had 33,888 employees, 852 branches, 6,121 ATMs, 34,604 banking agents, and more than 32 million customers.

2.7.Taxes

Grupo Bancolombia’s income tax for 3Q24 was COP 590 billion, resulting in a lower effective tax rate when compared to the statutory tax rate in Colombia caused by the application of tax benefits in Colombia such as exempt income for social housing in mortgages and investments in productive fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. Finally, it is worth noting the earnings of the foreign subsidiaries with lower tax rates when compared to Colombia, which also contributed to a lower tax.

3. BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

Bancolombia S.A. loan portfolio increased by 0.1% in 3Q24 and 2.4% over the last 12 months. The housing portfolio grew by 3.4% in the quarter and was the main driver of loan growth both in Colombia and on a consolidated basis. This strong performance is attributed to the interest rate reduction strategy that took effect in July 2024. The commercial portfolio, which had shown sustained expansion in the first half of the year, experienced a decline of 0.1%, primarily due to factoring and leasing products. Consumer loans continue to trend downward, contracting by 1.4% in the third quarter, with the largest decline seen in personal unsecured loans. In the funding structure, there was an increase in the volume of various

3Q24

types of deposits compared to the previous quarter, mainly driven by time deposits, particularly online time deposits. The growth in savings and checking accounts is largely attributed to the institutional segment.

Bancolombia S.A.’s net income for the third quarter of 2024 was COP 1.6 trillion, representing a 12.6% increase compared to the second quarter of 2024. Interest Income from the commercial portfolio decreased due to a combination of lower volume and reduced yield rates. The decrease in interest expenses from lower deposit rates partially offset the income decline. The reduction in provision expenses during the third quarter of 2024 was the main factor contributing to the earnings growth and was due to improvements in retail and SMEs. Additionally, there was a provision release due to model parameter updates. Operating expenses decreased by 1.3% in the quarter, primarily driven by lower tax expenses. Other income due to a base effect relative to the previous period when there was a write-down on associated companies and joint ventures. Bancolombia S.A.'s net interest margin for the third quarter of 2024 was 7.7%, and the annualized quarterly ROE was 16.2%.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
ASSETS
Gross loans	181,984,405	186,191,060	186,319,894	0.07%	2.38%
Allowances for loans	(12,927,831)	(13,189,989)	(12,999,288)	(1.45)%	0.55%
Investments	39,492,752	44,416,691	49,288,500	10.97%	24.80%
Other assets	35,903,611	36,778,119	31,618,352	(14.03)%	(11.94)%
Total assets	244,452,938	254,195,882	254,227,458	0.01%	4.00%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	162,055,580	170,986,606	172,270,646	0.75%	6.30%
Other liabilities	44,843,923	43,582,340	40,522,552	(7.02)%	(9.64)%
Total liabilities	206,899,503	214,568,946	212,793,198	(0.83)%	2.85%
Shareholders’ equity	37,553,435	39,626,935	41,434,260	4.56%	10.33%
Total liabilities and shareholders’ equity	244,452,938	254,195,882	254,227,458	0.01%	4.00%

Interest income	7,420,656	7,052,871	6,914,785	(1.96)%	(6.82)%
Interest expense	(3,581,242)	(3,049,446)	(2,980,951)	(2.25)%	(16.76)%
Net interest income	3,839,414	4,003,425	3,933,834	(1.74)%	2.46%
Net provisions	(1,303,475)	(1,320,617)	(1,161,248)	(12.07)%	(10.91)%
Fees and income from service, net	660,453	665,663	675,864	1.53%	2.33%
Other operating income	1,034,362	743,774	913,318	22.80%	(11.70)%
Total operating expense	(2,243,117)	(2,318,536)	(2,283,281)	(1.52)%	1.79%
Profit before tax	1,987,638	1,773,708	2,078,488	17.18%	4.57%
Income tax	(511,220)	(325,280)	(447,642)	37.62%	(12.44)%
Net income	1,476,418	1,448,428	1,630,845	12.59%	10.46%

3Q24

BANISTMO- PANAMA

Banistmo’s loan portfolio closes the quarter with a decrease of 1.2% (measured in USD). The commercial, housing, and consumer loan portfolios declined during the quarter, with consumer loans experiencing the largest decrease due to the dynamics of personal loans and credit cards. In the funding structure, there is a 0.5% decrease compared to the previous quarter, primarily due to a 4% decline in sights deposits, partially offset by an increase in time deposits, mainly in the corporate and government segments.

Banistmo's net income for 3Q24 was a profit of COP 40.2 billion, representing a 38.2% decrease on a quarterly basis. Net interest income from the loan portfolio grew primarily due to treasury income, while interest expenses increased to a lesser extent due to the higher weight of time deposits. There was an increase in provisions during the period due to the update of model parameters, with the consumer portfolio seeing the largest increase. Operational expenses increased compared to the previous quarter due to higher labor costs from bonuses, partially offset by a decrease in general expenses due to lower payments for fees, taxes, and remittances abroad. The net interest margin for Banistmo in 3Q24 was 3.4%, and the annualized quarterly ROE was 3.2%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
ASSETS
Gross loans	32,901,565	34,234,897	34,079,743	(0.45)%	3.58%
Allowances for loans	(1,768,072)	(1,755,837)	(1,746,549)	(0.53)%	(1.22)%
Investments	6,171,070	6,309,037	6,323,824	0.23%	2.48%
Other assets	4,808,328	4,936,154	4,506,482	(8.70)%	(6.28)%
Total assets	42,112,890	43,724,250	43,163,499	(1.28)%	2.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	28,302,365	29,872,766	29,954,144	0.27%	5.84%
Other liabilities	9,195,081	8,868,098	8,131,380	(8.31)%	(11.57)%
Total liabilities	37,497,446	38,740,864	38,085,523	(1.69)%	1.57%
Shareholders’ equity	4,615,445	4,983,386	5,077,976	1.90%	10.02%
Total liabilities and shareholders’ equity	42,112,890	43,724,250	43,163,499	(1.28)%	2.49%

Interest income	660,795	662,757	697,122	5.19%	5.50%
Interest expense	(316,386)	(332,655)	(349,415)	5.04%	10.44%
Net interest income	344,409	330,102	347,707	5.33%	0.96%
Net provisions	(108,820)	(132,549)	(139,758)	5.44%	28.43%
Fees and income from service, net	65,535	85,816	68,459	(20.23)%	4.46%
Other operating income	20,068	13,569	13,865	2.18%	(30.91)%
Total operating expense	(230,929)	(231,947)	(243,565)	5.01%	5.47%
Profit before tax	90,264	64,992	46,708	(28.13)%	(48.25)%
Income tax	11,154	47	(6,506)	(13989.19)%	(158.33)%
Net income	101,418	65,039	40,201	(38.19)%	(60.36)%

3Q24

BANAGRICOLA- EL SALVADOR

Banco Agricola loan portfolio closed the quarter with a decrease of 1.0% (measured in USD). Contrary to previous quarters, we see a decrease in the commercial portfolio, primarily in the corporate segment, partially offset by an increase in the consumer portfolio, which continues the trend shown throughout the year, particularly in personal loans and credit cards. Deposits decreased during the quarter due to a reduction in checking accounts, mainly in the Mid-sized companies and corporate segments, while savings accounts increased in the Mid-sized companies’ business  segment and time deposits from individuals.

The net result for Banco Agricola in 3Q24 was a profit of COP 129.8 billion, representing a 12.0% increase compared to 2Q24. There was an increase in net interest income generation due to higher portfolio yields during the quarter, which offset the increase in interest expenses resulting from the rise in the cost of time deposits and savings accounts. Net fees rose due to higher transaction activity during the quarter. Net provisions for the period decreased primarily due to the updating of parameters for commercial clients, in addition to the decline in that portfolio, which resulted in a release of provisions. Operating expenses increased mainly due to the rise in the bonus provision. The net interest margin for Banco Agricola in 3Q24 was 7.1%, and the annualized quarterly ROE was 21.8%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
ASSETS
Gross loans	16,040,118	17,632,311	17,582,842	(0.28)%	9.62%
Allowances for loans	(655,826)	(590,211)	(584,390)	(0.99)%	(10.89)%
Investments	3,106,838	2,766,074	3,196,865	15.57%	2.90%
Other assets	4,667,329	4,722,296	4,334,743	(8.21)%	(7.13)%
Total assets	23,158,459	24,530,470	24,530,060	0.00%	5.92%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,153,450	18,690,453	18,811,454	0.65%	9.67%
Other liabilities	3,617,554	3,497,018	3,222,516	(7.85)%	(10.92)%
Total liabilities	20,771,004	22,187,470	22,033,970	(0.69)%	6.08%
Non-controlling interest	21,838	20,911	22,093	5.65%	1.17%
Stockholders’ equity attributable to the owners of the parent company	2,365,617	2,322,088	2,473,997	6.54%	4.58%
Total liabilities and shareholders’ equity	23,158,459	24,530,470	24,530,060	0.00%	5.92%

Interest income	425,967	442,709	475,342	7.37%	11.59%
Interest expense	(115,972)	(109,648)	(115,421)	5.27%	(0.48)%
Net interest income	309,994	333,062	359,921	8.06%	16.11%
Net provisions	(78,803)	(63,769)	(54,068)	(15.21)%	(31.39)%
Fees and income from service, net	60,515	66,747	75,256	12.75%	24.36%
Other operating income	9,734	13,609	8,222	(39.59)%	(15.53)%
Total operating expense	(170,469)	(197,262)	(220,609)	11.84%	29.41%
Profit before tax	130,971	152,386	168,722	10.72%	28.82%
Income tax	(29,333)	(34,178)	(36,412)	6.53%	24.13%
Net income before non-controlling interest	101,639	118,208	132,310	11.93%	30.18%
Non-controlling interest	(1,865)	(2,283)	(2,520)	10.38%	35.08%
Net income	99,773	115,925	129,790	11.96%	30.09%

3Q24

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

BAM's loan portfolio closed 3Q24 with a quarterly growth of 3.6% (measured in USD). The increase in the portfolio is explained by the rise in balances in commercial, consumer, and housing loans. The commercial portfolio increased due to disbursements from specific clients. Meanwhile, the consumer portfolio, which had been declining throughout the year, saw an increase primarily due to the performance of the credit card product. In the funding structure, a favorable dynamic is evident in savings accounts, partially offset by a decrease in time deposits and checking accounts.

BAM's net result for 3Q24 was a profit of COP 49.2 billion. The net interest income decreased during the quarter due to higher growth in expenses compared to revenues, which was the main factor impacting profits. The interest expense behavior is largely due to the strategy of attracting deposits from individuals and businesses into savings products. Regarding provisions, there was a lower expense primarily due to releases from the recalibration of models. Operating expenses showed growth mainly explained by the salary increase in July 2024, as well as increases in bonuses and repairs and maintenance of information systems. BAM's net interest margin for 3Q24 was 5.0%, and the annualized quarterly ROE was 9.4%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
ASSETS
Gross loans	17,973,405	18,917,726	19,746,155	4.38%	9.86%
Allowances for loans	(871,229)	(960,229)	(912,829)	(4.94)%	4.77%
Investments	1,726,291	1,776,066	2,276,623	28.18%	31.88%
Other assets	4,050,747	4,089,367	4,344,549	6.24%	7.25%
Total assets	22,879,213	23,822,930	25,454,498	6.85%	11.26%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,180,321	17,481,634	18,033,877	3.16%	4.97%
Other liabilities	3,662,493	4,246,356	5,249,310	23.62%	43.33%
Total liabilities	20,842,814	21,727,989	23,283,187	7.16%	11.71%
Non-controlling interest	21,772	22,249	23,282	4.64%	6.94%
Stockholders’ equity attributable to the owners of the parent company	2,014,628	2,072,692	2,148,029	3.63%	6.62%
Total liabilities and shareholders’ equity	22,879,213	23,822,930	25,454,498	6.85%	11.26%

Interest income	319,144	475,361	496,803	4.51%	55.67%
Interest expense	(196,438)	(208,178)	(230,763)	10.85%	17.47%
Net interest income	122,706	267,183	266,040	(0.43)%	116.81%
Net provisions	(112,455)	(89,964)	(75,957)	(15.57)%	(32.46)%
Fees and income from service, net	27,550	30,065	35,346	17.57%	28.30%
Other operating income	32,384	18,778	13,784	(26.59)%	(57.44)%
Total operating expense	(156,728)	(157,307)	(175,383)	11.49%	11.90%
Profit before tax	(86,543)	68,755	63,830	(7.16)%	(173.76)%
Income tax	27,689	(10,465)	(12,623)	20.62%	(145.59)%
Net income before non-controlling interest	(58,855)	58,290	51,207	(12.15)%	(187.01)%
Non-controlling interest	(520)	601	(1,959)	(426.19)%	277.01%
Net income	(59,374)	58,891	49,248	(16.37)%	(182.94)%

3Q24

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GROUP BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 32 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

3Q24

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	20,918,925	21,374,700	22,778,795	6.57%	8.89%	6.45%
Interbank borrowings	2,632,178	3,717,447	2,298,108	(38.18)%	(12.69)%	0.65%
Reverse repurchase agreements and other similar secured lend	5,464,711	6,373,029	1,298,602	(79.62)%	(76.24)%	0.37%
Financial assets investment	27,072,706	30,573,634	35,837,645	17.22%	32.38%	10.14%
Derivative financial instruments	5,945,700	3,444,239	2,464,399	(28.45)%	(58.55)%	0.70%
Loans and advances to customers	257,835,266	268,108,682	269,568,504	0.54%	4.55%	76.27%
Allowance for loan and lease losses	(16,352,753)	(16,680,835)	(16,518,267)	(0.97)%	1.01%	(4.67)%
Investment in associates and joint ventures	3,139,848	2,850,311	2,920,853	2.47%	(6.97)%	0.83%
Goodwill and Intangible assets, net	8,890,432	9,191,298	9,271,404	0.87%	4.29%	2.62%
Premises and equipment, net	6,661,634	6,048,006	5,870,602	(2.93)%	(11.87)%	1.66%
Investment property	4,539,308	5,423,018	5,467,963	0.83%	20.46%	1.55%
Right of use assets	1,598,754	1,668,641	1,676,615	0.48%	4.87%	0.47%
Prepayments	732,067	839,285	871,958	3.89%	19.11%	0.25%
Tax receivables	2,163,913	1,993,175	2,536,230	27.25%	17.21%	0.72%
Deferred tax	702,862	796,955	729,232	(8.50)%	3.75%	0.21%
Assets held for sale and inventories	931,022	993,902	945,484	(4.87)%	1.55%	0.27%
Other assets	5,307,342	5,483,585	5,415,170	(1.25)%	2.03%	1.53%
Total assets	338,183,915	352,199,072	353,433,297	0.35%	4.51%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	244,192,701	257,869,276	259,758,641	0.73%	6.37%	73.50%	83.38%
Interbank Deposits	716,031	511,000	725,285	41.93%	1.29%	0.21%	0.23%
Derivative financial instrument	5,570,293	3,680,218	2,537,577	(31.05)%	(54.44)%	0.72%	0.81%
Borrowings from other financial institutions	16,213,679	12,938,759	12,935,146	(0.03)%	(20.22)%	3.66%	4.15%
Debt securities in issue	15,790,127	16,107,674	14,388,708	(10.67)%	(8.88)%	4.07%	4.62%
Lease liability	1,707,301	1,817,740	1,829,899	0.67%	7.18%	0.52%	0.59%
Preferred shares	569,477	555,152	569,477	2.58%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	484,747	594,983	2,846,946	378.49%	487.31%	0.81%	0.91%
Current tax	886,814	695,645	1,109,561	59.50%	25.12%	0.31%	0.36%
Deferred tax	1,742,089	2,128,321	2,215,517	4.10%	27.18%	0.63%	0.71%
Employees benefit plans	866,086	895,682	907,574	1.33%	4.79%	0.26%	0.29%
Other liabilities	10,949,900	14,199,672	11,694,460	(17.64)%	6.80%	3.31%	3.75%
Total liabilities	299,689,245	311,994,122	311,518,791	(0.15)%	3.95%	88.14%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.37%
Appropriated reserves	20,052,460	22,632,835	22,634,127	0.01%	12.87%	6.40%
Retained earnings	7,209,719	5,779,197	7,279,088	25.95%	0.96%	2.06%
Accumulated other comprehensive income, net of tax	4,932,871	5,469,515	5,647,853	3.26%	14.49%	1.60%
Stockholders’ equity attributable to the owners of the parent company	37,533,418	39,219,915	40,899,436	4.28%	8.97%	11.57%
Non-controlling interest	961,252	985,035	1,015,070	3.05%	5.60%	0.29%
Total liabilities and equity	338,183,915	352,199,072	353,433,297	0.35%	4.51%	100.00%

3Q24

INCOME STATEMENT	As of		Growth				Change
(COP million)	Sep-23	Sep-24	Sep-24 / Sep-23	3Q23	2Q24	3Q24	3Q24 / 2Q24	3Q24 / 3Q23
Interest income and expenses
Interest on loans and financial leases
Commercial	12,875,051	12,529,974	(2.68)%	4,279,353	4,160,195	4,171,772	0.28%	(2.51)%
Consumer	7,671,019	6,404,890	(16.51)%	2,495,250	2,188,049	2,064,678	(5.64)%	(17.26)%
Small business loans	128,160	154,170	20.29%	40,809	51,279	49,187	(4.08)%	20.53%
Mortgage	2,952,443	2,920,392	(1.09)%	839,999	1,019,405	887,935	(12.90)%	5.71%
Financial leases	2,884,510	2,741,999	(4.94)%	984,525	917,304	869,870	(5.17)%	(11.65)%
Total interest income on loans and financial leases	26,511,183	24,751,425	(6.64)%	8,639,936	8,336,232	8,043,442	(3.51)%	(6.90)%
Interest income on overnight and market funds	145,904	173,880	19.17%	42,277	64,595	47,462	(26.52)%	12.26%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	765,713	734,322	(4.10)%	262,316	240,138	236,410	(1.55)%	(9.88)%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	224,942	1,145,725	409.34%	28,066	284,827	562,625	97.53%	1904.65%
Derivatives	(62,574)	(95,004)	51.83%	65,916	(18,588)	(82,730)	345.07%	(225.51)%
Repos	13,367	191,169	1330.16%	73,872	50,792	31,985	(37.03)%	(56.70)%
Others	(37,089)	(5,530)	(85.09)%	(8,741)	(14,521)	15,924	(209.66)%	(282.18)%
Total valuation on financial instruments	138,646	1,236,360	791.74%	159,113	302,510	527,804	74.47%	231.72%
Total Interest on debt instruments and valuation on financial instruments	904,359	1,970,682	117.91%	421,429	542,648	764,214	40.83%	81.34%
Total interest and valuation on financial instruments	27,561,446	26,895,987	(2.41)%	9,103,642	8,943,475	8,855,118	(0.99)%	(2.73)%
Interest expense
Borrowings from other financial institutions	(1,230,742)	(1,042,095)	(15.33)%	(417,227)	(332,778)	(307,744)	(7.52)%	(26.24)%
Overnight funds	(26,120)	(16,111)	(38.32)%	(6,527)	(5,459)	(6,099)	11.72%	(6.56)%
Debt securities in issue	(1,105,003)	(912,742)	(17.40)%	(342,631)	(310,348)	(317,223)	2.22%	(7.42)%
Deposits	(9,886,733)	(9,250,196)	(6.44)%	(3,425,707)	(3,047,647)	(3,014,675)	(1.08)%	(12.00)%
Preferred shares	(42,975)	(42,975)	0.00%	(14,325)	(13,813)	(14,325)	3.71%	0.00%
Lease liabilities	(84,851)	(102,433)	20.72%	(28,993)	(35,509)	(33,710)	(5.07)%	16.27%
Other interest	(42,274)	(31,931)	(24.47)%	(17,012)	(11,332)	(8,742)	(22.86)%	(48.61)%
Total interest expenses	(12,418,698)	(11,398,483)	(8.22)%	(4,252,422)	(3,756,886)	(3,702,518)	(1.45)%	(12.93)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	15,142,748	15,497,504	2.34%	4,851,220	5,186,589	5,152,600	(0.66)%	6.21%
Credit impairment charges on loans and advance and financial leases	(6,226,780)	(5,084,516)	(18.34)%	(1,830,584)	(1,848,078)	(1,732,478)	(6.26)%	(5.36)%
Recovery of charged - off loans	523,941	599,321	14.39%	230,524	225,017	205,207	(8.80)%	(10.98)%
Credit impairment charges on off balance sheet credit instruments	(12,945)	(48,289)	273.03%	(746)	5,068	(60,193)	(1287.71)%	7968.77%
Credit impairment charges/recovery on investments	(21,563)	10,885	(150.48)%	(8,697)	(790)	(1,372)	73.67%	(84.22)%
Total credit impairment charges, net	(5,737,347)	(4,522,599)	(21.17)%	(1,609,503)	(1,618,783)	(1,588,836)	(1.85)%	(1.28)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	9,405,401	10,974,905	16.69%	3,241,717	3,567,806	3,563,764	(0.11)%	9.93%
Fees and commission income								0.00
Banking services	727,719	829,500	13.99%	242,597	289,528	291,138	0.56%	20.01%
Credit and debit card fees and commercial establishments	2,243,388	2,406,538	7.27%	745,614	796,641	824,875	3.54%	10.63%
Brokerage	20,789	26,741	28.63%	5,782	13,735	6,055	(55.92)%	4.72%
Acceptances, Guarantees and Standby Letters of Credit	80,216	81,254	1.29%	26,987	27,985	25,879	(7.53)%	(4.11)%
Trust	344,651	417,290	21.08%	115,292	135,747	145,276	7.02%	26.01%
Placement of securities and investment banking	42,818	68,832	60.75%	11,964	35,975	21,763	(39.51)%	81.90%
Bancassurance	711,337	706,917	(0.62)%	243,683	286,073	212,532	(25.71)%	(12.78)%
Payments and Collections	711,648	774,951	8.90%	244,242	265,605	269,529	1.48%	10.35%
Others	299,359	290,694	(2.89)%	94,324	96,757	105,732	9.28%	12.09%
Total fees and commission income	5,181,925	5,602,717	8.12%	1,730,485	1,948,046	1,902,779	(2.32)%	9.96%
Fees and commission expenses								0.00%
Banking services	(1,113,860)	(1,241,306)	11.44%	(380,187)	(426,369)	(433,088)	1.58%	13.91%
Sales, collections and other services	(620,720)	(647,361)	4.29%	(213,284)	(228,748)	(211,122)	(7.71)%	(1.01)%
Bank correspondents	(340,419)	(452,205)	32.84%	(129,267)	(188,367)	(155,757)	(17.31)%	20.49%
Others	(149,400)	(168,637)	12.88%	(49,815)	(62,764)	(64,468)	2.71%	29.41%
Fees and commission expenses	(2,224,399)	(2,509,509)	12.82%	(772,553)	(906,248)	(864,435)	(4.61)%	11.89%
Total fees and comissions, net	2,957,526	3,093,208	4.59%	957,932	1,041,798	1,038,344	(0.33)%	8.39%

3Q24

Other operating income
Derivatives FX contracts	351,188	159,250	(54.65)%	85,609	160,894	97,025	(39.70)%	13.34%
Net foreign exchange	655,250	217,385	(66.82)%	184,395	(17,357)	116,559	(771.54)%	(36.79)%
Hedging	—	—	0.00%	—	623	—	(100.00)%	0.00%
Leases	1,299,993	1,350,230	3.86%	450,973	441,935	448,199	1.42%	(0.62)%
Gains (or losses) on sale of assets	132,789	61,640	(53.58)%	41,729	15,090	28,645	89.83%	(31.35)%
Other reversals	26,741	27,988	4.66%	11,291	4,723	9,535	101.88%	(15.55)%
Others	(149,400)	(168,637)	12.88%	(49,815)	(62,764)	(64,468)	2.71%	29.41%
Total other operating income	3,042,171	2,132,726	(29.89)%	932,566	741,084	762,313	2.86%	(18.26)%
Dividends received, and share of profits of equity method investees
Dividends	78,324	68,795	(12.17)%	22,132	23,867	34,928	46.34%	57.82%
Equity investments	(10,212)	(5,708)	(44.10)%	1,000	(5,701)	2,475	(143.41)%	147.50%
Equity method	178,212	187,910	5.44%	49,160	56,023	54,598	(2.54)%	11.06%
Others	576,210	316,233	(45.12)%	158,569	135,176	62,350	(53.87)%	(60.68)%
Total dividends received, and share of profits of equity method investees	301,198	(48,767)	(116.19)%	72,292	(225,575)	92,001	(140.79)%	27.26%
Total operating income, net	15,706,296	16,152,072	2.84%	5,204,507	5,125,113	5,456,422	6.46%	4.84%
Operating expenses
Salaries and employee benefits	(3,320,352)	(3,556,054)	7.10%	(1,087,123)	(1,194,440)	(1,180,036)	(1.21)%	8.55%
Bonuses	(690,891)	(538,841)	(22.01)%	(247,346)	(153,956)	(231,512)	50.38%	(6.40)%
Other administrative and general expenses	(3,591,320)	(3,813,107)	6.18%	(1,251,461)	(1,288,226)	(1,320,342)	2.49%	5.50%
Taxes other than income tax	(1,093,676)	(1,125,119)	2.87%	(398,947)	(389,932)	(344,293)	(11.70)%	(13.70)%
Impairment, depreciation and amortization	(788,886)	(804,306)	1.95%	(257,613)	(273,482)	(270,562)	(1.07)%	5.03%
Total operating expenses	(9,485,125)	(9,837,427)	3.71%	(3,242,490)	(3,300,036)	(3,346,745)	1.42%	3.22%
Profit before tax	6,221,171	6,314,645	1.50%	1,962,017	1,825,077	2,109,677	15.59%	7.53%
Income tax	(1,458,141)	(1,648,395)	13.05%	(445,442)	(363,323)	(590,192)	62.44%	32.50%
Net income	4,763,030	4,666,250	(2.03)%	1,516,575	1,461,754	1,519,485	3.95%	0.19%
Non-controlling interest	(94,003)	(61,810)	(34.25)%	(24,816)	(21,980)	(18,291)	(16.78)%	(26.29)%
Net income attributable to equity holders of the Parent Company	4,669,027	4,604,440	(1.38)%	1,491,759	1,439,774	1,501,194	4.27%	0.63%

3Q24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: Nov 7, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance